Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 367-5910
May 16, 2008
Mr. Terrence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Stericycle, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 29, 2008
File no. 000-21229
Dear Mr. O’Brien:
     I am responding to your letter of May 9, 2008 in reply to my letter of April 30, 2008 responding to your letter of April 8, 2008 conveying the staff’s comments in connection with its review of our Form 10-K for the fiscal year ended December 31, 2007.
     For the staff’s convenience, we have repeated the staff’s comment in your letter of May 9 before our response.
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
1.	We note your response to the second bullet point in our prior comment 5, that the impact of the Bio Systems sharps management program is reflected in the increase in revenues from domestic large account customers, which you have reported increased approximately $13.1 million or over 6%. Although your current disclosure indicates your increase in revenues from domestic large account customers, your disclosure does not quantify the impact that your Bio Systems sharps management program had on your revenues. Given that MD&A should provide investors with management’s analysis rather than just a discussion, please expand your disclosures to quantify the impact of your Bio Systems sharps management program and any other new strategic programs, to the extent material, on your revenues in future filings. Refer to Release 33-8350, Paragraph III.B,4.

     In future filings, we attempt to quantify the impact on our revenues of new strategic programs where it is possible and material to do so. For the following reasons, however, we do not believe that it will be possible to do so in the case of our BioSystems® sharps management program:
•	Any quantification of the impact of revenues from BioSystems® customers on our revenues from large account customers generally would have to take into account the reduction in volume that results when an existing large account customer switches to our BioSystems® sharps management program. As a result of the customer’s switch, there will be a reduction in the customer’s medical waste revenues— other things being equal — because the customer’s medical waste no longer includes the sharps that are now being billed under the BioSystems® program.

•	We cannot tell the extent to which a customer’s switch to our BioSystems® program has reduced the customer’s medical waste revenues because we are not in a position to identify the portion of those revenues that sharps represented prior to the customer’s switch. The customer’s sharps and other medical waste is collected in containers that by regulation we are not permitted to open.

•	As a result, when a large account customer switches to our BioSystems® program, we know that there will be a reduction in the customer’s medical waste revenues but we cannot tell the extent to which this reduction is attributable to sharps and, accordingly, we cannot quantify separate growth numbers.
     If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,
/s/ Frank J.M. ten Brink
Frank J.M. ten Brink
Executive Vice President and Chief Financial Officer

cc:	Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission